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                              July 16, 2020

       David Comeau
       Chief Executive Officer
       Pelican Delivers, Inc.
       3100 Bucklin Hill Road, Suite 220
       Silverdale, WA 98383

                                                        Re: Pelican Delivers,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 10, 2020
                                                            File No. 333-236368

       Dear Mr. Comeau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Exhibit 10.13

   1. We note Section 4.3 of the Subscription Agreement, which provides for exclusive forum for disputes arising
from the agreement or your shares in the state or federal courts in
                                                        Clark County, Nevada.
Please describe this provision in your registration statement, describe any risks or
other impacts of the provision on investors, address any uncertainty about the
enforceability of the provision, and disclose whether the provision applies to actions arising under
the Securities Act or Exchange Act. If the provision does not apply to actions arising
under the Securities Act or Exchange Act, please also ensure that the exclusive forum
provision in the Subscription Agreement states this clearly, or tell us how you will inform
investors in future filings that the provision does not apply to any actions
 David Comeau
Pelican Delivers, Inc.
July 16, 2020
Page 2
         arising under the Securities Act or Exchange Act.
        You may contact Stephen Kim, Staff Accountant at 202-551-3291 or Lyn Shenk,
Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



FirstName LastNameDavid Comeau                               Sincerely,
Comapany NamePelican Delivers, Inc.
                                                             Division of
Corporation Finance
July 16, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName